Exhibit 2

CONSENT OF ROSCOE POSTLE ASSOCIATES INC.

Ladies and Gentlemen:

The undersigned company hereby consents to (1) the references to the undersigned company’s name incorporated by reference in the registration statement on Form F-80 of Denison Mines Corp. in connection with the report entitled “Technical Report on a Mineral Resource Estimate Update for the Phoenix Deposits, Wheeler River Project, Eastern Athabasca Basin, Northern Saskatchewan, Canada” dated December 31, 2012 and (2) all other references to the undersigned company incorporated by reference in the registration statement on Form F-80 of Denison Mines Corp.

Dated: January 16, 2013

ROSCOE POSTLE ASSOCIATES INC.

By:	/s/ William E. Roscoe, Ph.D., P.Eng.
Name:	William E. Roscoe, Ph.D., P.Eng.
Title:	Chairman Emeritus of Roscoe Postle Associates Inc.